                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITY EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE RESPORTS UNDER SECTION 13 AND 15 (d) OF THE SECUIRTY EXCHANGE ACT OF 1934.

Commission File Number CIK 0001499618

Energy Today Inc.

(Exact name of registration as appears in its charter)

2885 Sanford Avenue SW # 28310 Granville MI 49418
Tel:(775) 391-8601 or (702) 490-5925

(Address, including zip code, and telephone number, including area code, or register principal executive office)

Common Stocks

(Title of each class of securities cover by this Form)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

 Rule 12g-4(a) (1)  ____
 Rule 12g-4(a) (2)   ____
 Rule 12h-3(b) (1) (i)  ____
      Rule 12h-3(b) (1) (ii)  ____
 Rule 15d-6   __x_
 Rule 15d-22(b)   ____

Approximate numbers of holders of record as of the date of the certification or notice date: 55

Pursuant to the registrations of the Security Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification notice to be signed on its behalf by the undersigned duty authorized person.

Date: September 29, 2021
By /s/Katharina Nanny Bahnsen
Katharina Nanny Bahnsen CEO of Energy Today Inc.

Instruction: This form is required by Rule 12g-4, 12h-3, 15d-22 of the General Rule and Regulation under the Security Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, once of which shall be manually signed. It may be signed by and officer, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.